Exhibit 99.1

Execution Version

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of February 26, 2023 by and among Rogers Corporation (the “Company”) and the entities and natural persons set forth in the signature pages hereto (collectively, “Starboard”) (each of the Company and Starboard, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and Starboard have engaged in various discussions and communications concerning the Company;

WHEREAS, as of the date hereof, Starboard has a beneficial ownership (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the “Exchange Act”)) interest in the Common Stock, $1.00 par value per share, of the Company (“Common Stock”) totaling, in the aggregate, 1,222,000 shares, or approximately 6.5% of the Common Stock issued and outstanding on the date hereof;

WHEREAS, on December 15, 2022, Starboard Value and Opportunity Master Fund Ltd, a Starboard party, delivered notice (the “Nomination Notice”) of its intent to nominate a slate of director candidates for election to the Board of Directors of the Company (the “Board”) at the Company’s 2023 Annual Meeting of Stockholders (the “2023 Annual Meeting”); and

WHEREAS, as of the date hereof, the Company and Starboard have determined to come to an agreement with respect to the composition of the Board and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1.Board Composition and Related Agreements.

(a)Board Composition.

(i)The Company agrees that immediately following the execution of this Agreement, the Board and any applicable committees of the Board shall take all necessary actions to temporarily increase the size of the Board from ten (10) to twelve (12) directors and appoint Armand F. Lauzon, Jr. (the “First Independent Director”) and Anne K. Roby (the “Second Independent Director” and together with the First Independent Director, the “New Directors”). The Board shall take all necessary actions to decrease the size of the Board from twelve (12) directors to nine (9) directors, effective immediately following the conclusion of the 2023 Annual Meeting. The size of the Board shall remain fixed at nine (9) directors following the conclusion of the 2023 Annual Meeting through the expiration of the Standstill Period (as defined below) unless Starboard agrees in writing to increase the size of the Board.

(ii)The Company agrees that it shall nominate the New Directors for election at the 2023 Annual Meeting and shall recommend, support and solicit proxies for the election of each of the New Directors, in the same manner as it recommends, supports, and solicits proxies for the election of the Company’s other seven (7) director nominees up for election at the 2023 Annual Meeting. The Company shall use its reasonable best efforts to hold the 2023 Annual Meeting no later than May 4, 2023.

(iii)If the First Independent Director (or any First Replacement Director (as defined below)) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director or is removed as a director, or for any other reason fails to serve or is not serving as a director at any time prior to the expiration of the Standstill Period, Starboard shall have the right to recommend a replacement for the First Independent Director (any such person, when appointed to the Board, shall be referred to as a “First Replacement Director”). Any First Replacement Director must (A) be reasonably acceptable to the Board (such acceptance not to be unreasonably withheld), (B) qualify as an “independent director” under the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) and the rules of any stock exchange on which the Company is traded, (C) have the relevant financial and business experience to be a director of the Company, (D) satisfy the Company’s publicly disclosed guidelines, policies and criteria with respect to service on the Board, and (E) be independent of Starboard; provided, however, that (x) past nomination(s) by Starboard of such person to serve on the board of directors of any other company shall not (in and of itself) cause such person to not be deemed independent of Starboard and (y) any employee, partner or Affiliate (as defined below). The Nominating, Governance & Sustainability Committee shall make its recommendation (which it shall undertake reasonably and in good faith) regarding whether any director candidate meets the foregoing criteria within ten (10) business days after the date that (1) such director candidate has provided to the Company the Onboarding Documentation (as defined below) and (2) members of the Board have conducted customary interview(s) of such director candidate, if such interviews are requested by the Board or the Nominating, Governance & Sustainability Committee. The Company shall use its reasonable best efforts to conduct the background check and any interview(s) contemplated by this Section 1(a)(iii) as promptly as practicable, but in any case with respect to the interview(s), assuming reasonable availability of the director candidate, within ten (10) business days after Starboard’s recommendation of such director candidate. In the event that the Nominating, Governance & Sustainability Committee does not recommend a director candidate, Starboard shall have the right to recommend additional person(s) as a First Replacement Director, whose appointment shall be subject to the Nominating, Governance & Sustainability Committee recommending such person and the Board appointing such person in accordance with the procedures described in this Section 1(a)(iii) until a First Replacement Director is appointed to the Board. In the event that the Nominating, Governance & Sustainability Committee recommends a director candidate, the Board shall act on the appointment of such candidate to the Board no later than five (5) business days after the date of such recommendation; provided, however, that if the Board does not appoint such candidate to the Board pursuant to this Section 1(a)(iii), the Parties shall continue to follow the procedures of this Section 1(a)(iii) until a First Replacement Director is appointed to the Board. For the purpose of this Agreement, the term “Onboarding Documentation” shall mean (1) a completed director questionnaire in the form provided by the Company shall be provided to the Company by a director candidate, (2) any information reasonably requested by the Company that is required to be disclosed by directors or director candidates of the Company in proxy statements or other filings under applicable law or stock exchange regulations or information as may be reasonably requested by the Company that is required of all non-management directors of the Company in connection with assessing eligibility, independence and other criteria applicable to new director candidates or satisfying compliance and legal obligations, and (3) any other reasonable and customary director onboarding documentation applicable to director candidates of the Company, including consent to the Company’s customary background check, in each case in the same forms as is required by the Company in connection with the appointment or election of all non-management Board members. Subject to the rules of any stock exchange on which the Company is traded and applicable law, upon a First Replacement Director’s appointment to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint such First Replacement Director to any applicable committee of the Board of which the replaced director was a member immediately prior to such director’s resignation or removal. Subject to the rules of any stock exchange on which the Company is traded and applicable law, until such time as any First Replacement Director is appointed to any applicable committee of the Board, another then-existing director designated by Starboard will serve as an interim member of such applicable committee (subject to such director’s willingness to serve on such committee and provided that such director is qualified to serve on such committee).

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(iv)If the Second Independent Director (or any Second Replacement Director (as defined below)) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director or is removed as a director, or for any other reason fails to serve or is not serving as a director at any time prior to the expiration of the Standstill Period, the Parties shall work in good faith to promptly mutually agree upon a replacement candidate for appointment to the Board in substantially the same manner as the Parties agreed upon the selection of the Second Independent Director (any such replacement nominee, when appointed to the Board, shall be referred to as a “Second Replacement Director”), and once agreed upon by the Parties, the Board and all applicable committees of the Board shall take all necessary actions to immediately appoint the Second Replacement Director to the Board. Subject to the rules of any stock exchange on which the Company is traded and applicable law, upon a Second Replacement Director’s appointment to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint such Second Replacement Director to any applicable committee of the Board of which the replaced director was a member immediately prior to such director’s resignation or removal.

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(b)Board Committees.

(i)The Board and all applicable committees of the Board shall give the New Directors the same due consideration for membership to each committee of the Board as any other independent director; provided, however, that each of the New Directors shall be immediately appointed to at least two committees of the Board; provided, further, that the First Independent Director shall be immediately appointed to the Audit Committee of the Board and the Compensation and Organization Committee of the Board.

(c)Additional Agreements.

(i)Starboard Value and Opportunity Master Fund Ltd hereby irrevocably withdraws the Nomination Notice.

(ii)Starboard shall comply, and shall cause each of its controlled Affiliates and Associates to comply, with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement.

(iii)During the Standstill Period, except as otherwise provided herein, Starboard shall not, and shall cause each of its controlled Affiliates and Associates not to, directly or indirectly, (A) nominate or recommend for nomination any person for election at any annual or special meetings of the Company’s stockholders or actions by written consent of the Company’s stockholders (each, a “Stockholder Meeting”), (B) submit any proposal for consideration at, or bring any other business before, any Stockholder Meeting, or (C) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to any Stockholder Meeting. Starboard shall not publicly or privately encourage or support any other stockholder, person or entity to take any of the actions described in this Section 1(c)(iii).

(iv)During the Standstill Period, Starboard shall appear in person or by proxy at the 2023 Annual Meeting and vote all shares of Common Stock beneficially owned by Starboard at the 2023 Annual Meeting as of the record date (A) in favor of all of the Company’s nominees, (B) in favor of the ratification of the appointment of PricewaterhouseCoopers, LLP as the Company’s independent registered public accounting firm for the fiscal year 2023, (C) in accordance with the Board’s recommendation with respect to the Company’s “say-on-pay” proposal, (D) in accordance with the Board’s recommendation on the Company’s “say-on-frequency” proposal and (E) in accordance with the Board’s recommendation with respect to any other Company proposal or stockholder proposal presented at the 2023 Annual Meeting; provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to the Company’s “say-on-pay” proposal, “say-on-frequency” proposal or any other Company proposal or stockholder proposal presented at the 2023 Annual Meeting (other than proposals relating to the election or removal of directors), Starboard shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation. Starboard further agrees that it shall (x) appear in person or by proxy at any special meeting of the Company’s stockholders held during the Standstill Period and vote all shares of Common Stock beneficially owned by Starboard as of the record date at such meeting, and (y) execute valid written consents with respect to all shares of Common Stock beneficially owned by Starboard as of the record date in any stockholder action by written consent during the Standstill Period, in the case of each of (x) and (y) in accordance with the Board’s recommendation on any proposal relating to the appointment, election or removal of director(s). Notwithstanding the foregoing, Starboard shall be permitted to vote in its discretion on any proposal of the Company submitted to stockholders at a Stockholder Meeting in respect of any extraordinary transaction, including any merger, acquisition, amalgamation, tender offer, exchange offer, recapitalization, restructuring, disposition, distribution, spin-off, asset sale, joint venture or other business combination involving the Company or any of its subsidiaries or that would result in (i) any person becoming a beneficial owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the equity interests and voting power of the Company’s then-outstanding equity securities or (ii) the Company entering into a stock-for-stock transaction whereby immediately after the consummation of the transaction the Company’s stockholders retain less than fifty percent (50%) of the equity interests and voting power of the surviving entity’s then-outstanding equity securities.

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(v)Starboard acknowledges that all members of the Board are (A) governed by, and required to comply with, all policies, procedures, codes, rules, standards and guidelines applicable to all members of the Board (the “Company Policies”) and (B) required to keep confidential all confidential information of the Company and, without prior written consent of the Company, not disclose to any third party (including Starboard) any discussions, matters or materials considered in meetings of the Board or Board committees. The Company represents and warrants that all Company Policies currently in effect are publicly available on the Company’s website or have been provided to Starboard or its counsel. For the avoidance of doubt, the Company Policies shall not apply to Starboard or any of its affiliated funds.

(vi)Starboard shall have rights pursuant to Sections 1(a)(iii) and 1(a)(iv) only if as of such time it beneficially owns (as determined under Rule 13d-3 promulgated under the Exchange Act) the aggregate of at least the lesser of 3.0% of the Company’s then-outstanding Common Stock and 558,202 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (the “Minimum Ownership Threshold”).

(vii)The Company agrees that the Board and all applicable committees of the Board shall, to the extent that the Board and such committees have such authority and are entitled to so determine, take all necessary actions, effective no later than immediately following the appointment of each New Director, to determine, in connection with his or her initial appointment as a director that such New Director is deemed to be (A) a member of the “Incumbent Board” or “Continuing Director” (as such term may be defined in the definition of “Change in Control”, “Change of Control” or any similar term under the Company’s incentive plans, options plans, equity plans, deferred compensation plans, employment agreements, severance plans, retention plans, loan agreements, or indentures, or any other related plans or agreements that refer to any such plan, policy or agreement’s definition of “Change in Control” or any similar term) and (B) a member of the Board as of the beginning of any applicable measurement period for the purposes of the definition of “Change in Control” or any similar term under such incentive plans, options plans, deferred compensation plans, employment agreements severance plans, retention plans, loan agreements or indentures of the Company, or any other related plans or agreements that refer to any such plan, policy or agreement’s definition of “Change in Control” or any similar term.

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2.Standstill Provisions.

(a)Starboard agrees that, from the date of this Agreement until the earlier of (x) the date that is 15 business days prior to the deadline for the submission of stockholder nominations for the Company’s 2024 Annual Meeting of Stockholders (the “2024 Annual Meeting”) pursuant to the By-Laws, or (y) the date that is 100 days prior to the first anniversary of the 2023 Annual Meeting (the “Standstill Period”), Starboard shall not, and shall cause each of its controlled Affiliates and Associates not to, in each case directly or indirectly, in any manner:

(i)engage in any solicitation or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents (including any solicitation of consents that seeks to call a special meeting of stockholders of the Company), in each case with respect to any securities of the Company;

(ii)form, join, or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to shares of Common Stock (other than a “group” that includes all or some of the members of Starboard, but does not include any other entities or persons that are not members of Starboard as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of Starboard to join the “group” following the execution of this Agreement so long as any such Affiliate agrees in writing to be bound by the terms and conditions of this Agreement;

(iii)deposit any shares of Common Stock in any voting trust or subject any shares of Common Stock to any arrangement or agreement with respect to the voting of any shares of Common Stock, other than any such voting trust, arrangement or agreement solely among the members of Starboard and otherwise in accordance with this Agreement;

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(iv)seek or submit, or knowingly encourage any person or entity to seek or submit, nomination(s) in furtherance of a “contested solicitation” for the appointment, election or removal of directors with respect to the Company or seek, or knowingly encourage or take any other action with respect to the appointment, election or removal of any directors, in each case in opposition to the recommendation of the Board; provided, however, that nothing in this Agreement shall prevent Starboard or its Affiliates or Associates from taking actions in furtherance of identifying director candidates in connection with the 2024 Annual Meeting so long as such actions do not create a public disclosure obligation for Starboard or the Company, are not publicly disclosed by Starboard or its representatives, Affiliates or Associates, and are undertaken on a basis reasonably designed to be confidential and in accordance in all material respects with Starboard’s normal practices in the circumstances;

(v)(A) make any proposal for consideration by stockholders at a Stockholder Meeting, (B) make any offer or proposal (with or without conditions) with respect to any merger, takeover offer, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company or any of its subsidiaries, (C) affirmatively solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, takeover offer, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company or any of its subsidiaries, or publicly encourage, initiate or support any third party in making such an offer or proposal, (D) publicly comment on any third party proposal regarding any merger, takeover offer, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition, or other business combination involving the Company or any of its subsidiaries by such third party (provided that this clause (D) shall not prevent such public comment after such proposal has become generally known to the public other than as a result of a disclosure by Starboard) or (E) call or seek to call a special meeting of stockholders, or initiate or seek to initiate any stockholder action by written consent;

(vi)seek, alone or in concert with others, representation on the Board, except as specifically permitted in Section 1;

(vii)advise, knowingly encourage, knowingly support or knowingly influence any person or entity with respect to the voting or disposition of any securities of the Company at any Stockholder Meeting, except as specifically provided in Section 1; or

(viii)make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company or the Board that would not be reasonably determined to trigger public disclosure obligations for any Party.

(b)Except as expressly provided in Section 1 or Section 2(a), Starboard shall be entitled to (i) vote the shares of Common Stock that it beneficially owns as it determines in its sole discretion and (ii) disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company, any stockholder proposal or other matter to be voted on by the stockholders of the Company and the reasons therefor (in each case, subject to Section 12).

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(c)Nothing in Section 2(a) shall be deemed to limit the exercise in good faith by any New Director (or a replacement director) of such person’s fiduciary duties solely in such person’s capacity as a director of the Company.

3.Representations and Warranties of the Company. The Company represents and warrants to Starboard that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, and assuming due execution by each counterparty hereto, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) immediately prior to the execution and delivery of this Agreement, the Board is composed of ten (10) directors and there are no vacancies on the Board and (d) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default under or pursuant to (or an event which with notice or lapse of time or both would constitute such a breach, violation or default), or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or material agreement to which the Company is a party or by which it is bound.

4.Representations and Warranties of Starboard. Starboard represents and warrants to the Company that (a) the authorized signatory of Starboard set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind Starboard thereto, (b) this Agreement has been duly authorized, executed and delivered by Starboard, and assuming due execution by each counterparty hereto, is a valid and binding obligation of Starboard, enforceable against Starboard in accordance with its terms except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of Starboard as currently in effect, (d) the execution, delivery and performance of this Agreement by Starboard does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to Starboard, or (ii) result in any breach or violation of or constitute a default under or pursuant to (or an event which with notice or lapse of time or both would constitute such a breach, violation or default), or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (e) as of the date of this Agreement, Starboard beneficially owns 1,222,000 shares of Common Stock, (f) as of the date of this Agreement, and except as set forth in clause (e) above, Starboard does not currently have, and does not currently have any right to acquire, any interest in any securities or assets of the Company or its Affiliates (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or assets or any obligations measured by the price or value of any securities of the Company or any of its controlled Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of shares of Common Stock or any other securities of the Company, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of shares of Common Stock or any other class or series of the Company’s stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement), and (g) Starboard has not (except as disclosed in the Nomination Notice) agreed to, directly or indirectly, compensate or agree to compensate, and will not, directly or indirectly, compensate or agree to compensate, the First Independent Director (or any First Replacement Director) for serving as a nominee or director, with any cash, securities (including any rights or options convertible into or exercisable for or exchangeable into securities or any profit sharing agreement or arrangement), or other form of compensation directly or indirectly related to the Company or its securities. For the avoidance of doubt, nothing herein shall prohibit Starboard from compensating or agreeing to compensate any person for his or her respective service as a nominee or director of any other company.

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5.Press Release. Promptly following the execution of this Agreement, the Company shall issue a mutually agreeable press release (the “Press Release”) announcing certain terms of this Agreement in the form attached hereto as Exhibit A. Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee thereof) nor Starboard shall issue any press release or make any public announcement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Party, except as required by law or applicable stock exchange listing rules. During the Standstill Period, neither the Company nor Starboard shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement, except as required by law or applicable stock exchange listing rules or with the prior written consent of the other party.

6.Specific Performance. Each of Starboard, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that Starboard, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of the terms hereof, and the other Party hereto shall not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 6 is not the exclusive remedy for any violation of this Agreement.

7.Expenses. The Company shall reimburse Starboard for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with Starboard’s involvement at the Company through the date of this Agreement, including but not limited to, its Schedule 13D filings, its preparation and delivery of the Nomination Notice, its preparation and filing of preliminary proxy materials, and the negotiation and execution of this Agreement; provided, however, that such reimbursement shall not exceed $350,000 in the aggregate.

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8.Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

9.Notices. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and shall be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (c) two (2) business days after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses for such communications shall be:

If to the Company:

Rogers Corporation

2225 West Chandler Boulevard

Chandler, Arizona 85224

Attn: Rob McCard,

Associate General Counsel

Email: rob.mccard@rogerscorporation.com

with copies (which shall not constitute notice) to:

Sidley Austin LLP 1001 Page Mill Road Building 1 Palo Alto, California 94304
Attn:	Derek Zaba
Email:	dzaba@sidley.com

and

Sidley Austin LLP 787 Seventh Avenue New York, New York 10019
Attn:	Kai H.E. Liekefett
Email:	kliekefett@sidley.com

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If to Starboard or any member thereof:

Starboard Value LP 777 Third Avenue, 18th Floor New York, NY 10017
Attn:	Jeffrey C. Smith Peter A. Feld
Email:	jsmith@starboardvalue.com pfeld@starboardvalue.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP 1325 Avenue of the Americas New York, New York 10019
Attn:	Andrew Freedman, Esq. Meagan Reda, Esq.
Email:	afreedman@olshanlaw.com mreda@olshanlaw.com

10.Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof that would result in the application of the law of another jurisdiction. Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it shall not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

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11.Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

12.Mutual Non-Disparagement. Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period, or if earlier, until such time as the other Party or any of its agents, subsidiaries, Affiliates, successors, assigns, partners, members, officers, key employees or directors shall have breached this Section 12, neither it nor any of its respective agents, subsidiaries, Affiliates, successors, assigns, partners, members, officers, key employees or directors, shall in any way publicly criticize, disparage, call into disrepute, or otherwise defame or slander the other Party or such other Party’s subsidiaries, Affiliates, successors, assigns, partners, members, officers (including any current officer of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current officer or director of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees, stockholders, agents, attorneys or representatives, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of such other Party, their businesses, products or services or their subsidiaries, Affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, stockholders, agents, attorneys or representatives. The restrictions in this Section  12 shall not (a) apply (i) to any compelled testimony or production of information, whether by legal process, subpoena, or as part of a response to a request for information from any governmental or regulatory authority with jurisdiction over the party from whom information is sought, in each case to the extent required, or (ii) to any disclosure that such party reasonably believes, after consultation with outside counsel, to be legally required by applicable law, rules or regulations, in each case of clause (i) or (ii), solely to the extent that such restrictions would require a violation of the applicable requirement; or (b) prohibit any party from reporting what it reasonably believes, after consultation with outside counsel, to be violations of federal law or regulation to any governmental authority pursuant to Section 21F of the Exchange Act or Rule 21F promulgated thereunder.

13.Securities Laws. Starboard acknowledges that it is aware, and shall advise each of its representatives who are informed as to the matters that are the subject of this Agreement, that the United States securities laws may prohibit any person who directly or indirectly has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

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14.Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries; Term. This Agreement (and the letter agreement between the Parties dated as of February 10, 2023) contains the entire understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each of the Company and Starboard. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to Starboard, the prior written consent of the Company, and with respect to the Company, the prior written consent of Starboard. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities. This Agreement shall terminate at the end of the Standstill Period, except that (i) the provisions of Section 6, Sections 8 through 11 and Sections 13 and 14 shall survive termination and (ii) no termination shall relieve either Party from liability for any breach of this Agreement prior to such termination.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

ROGERS CORPORATION

By:	/s/ Robert J. McCard
	Name:	Robert J. McCard
	Title:	Associate General Counsel and Assistant Secretary

[Signature Page to Agreement]

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By:	Starboard Value LP,
its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By:	Starboard Value LP,
its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By:	Starboard Value R LP,
its general partner

STARBOARD VALUE R LP
By:	Starboard Value R GP LLC,
its general partner
STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
By:	Starboard Value L LP,
its general partner

STARBOARD VALUE L LP
By:	Starboard Value R GP LLC,
its general partner

[Signature Page to Agreement]

STARBOARD VALUE X MASTER FUND LTD
By:	Starboard Value LP,
its investment manager
STARBOARD VALUE LP
By:	Starboard Principal GP LLC,
its general partner

STARBOARD VALUE GP LLC
By:	Starboard Principal Co LP,
its member

STARBOARD PRINCIPAL CO LP
By:	Starboard Principal Co GP LLC,
its general partner

STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

[Signature Page to Agreement]

Exhibit A

Rogers Announces Agreement with Starboard Value

Two Highly Qualified Independent Directors Have Joined the Board

Rogers Continues to Build Strong Momentum for Business with Support of Shareholders

Chandler, Arizona – February 27, 2023 – Rogers Corporation (NYSE:ROG) (“Rogers” or the “Company”) today announced that it has entered into an agreement (the “Agreement”) with Starboard Value LP (together, with certain of its affiliates “Starboard”) regarding the composition of Rogers’ Board of Directors (the “Board’), among other things. Starboard is an investment firm that owns approximately 6.5% of Rogers’ outstanding common stock.

Under the terms of the Agreement, Rogers has appointed to the Board Anne K. Roby, former Executive Vice President at Linde plc., and Armand F. Lauzon, Jr., former President and Chief Executive Officer at C&D Technologies, Inc., as new independent directors. Upon completion of the Annual Meeting, the Board will be composed of nine members, eight of whom are independent.

“We are excited to add Anne and Armand to our Board, both of whom bring valuable skills and experiences. Their perspectives will benefit shareholders as we continue to execute on our proven strategy to deliver sustainable growth and drive value for all shareholders,” said Peter Wallace, Chair of the Board. “We are pleased to have reached a constructive agreement with Starboard, which we believe is in the best interests of the Company and all shareholders.”

“I look forward to working with our newly expanded Board to continue executing against our strategic plan to capture opportunities in high-growth markets, drive operational improvements and improve profitability,” said Colin Gouveia, President and Chief Executive Officer. “Over the past year, we have taken several important steps that have helped us navigate through near-term macro headwinds and build strong momentum for our business. We are confident we have the right plan in place to deliver long-term value for all shareholders.”

“We invested in Rogers because of its strong technology portfolio, leading positions in attractive end markets, and significant opportunity to improve both growth and profitability,” said Jeff Smith, Chief Executive Officer of Starboard. “After constructive discussions with the Rogers Board, we are excited to have these new directors contribute their deep operating expertise and fresh perspectives in order to help Rogers capitalize on its many opportunities and maximize value for all shareholders.”

Pursuant to the Agreement, Starboard has agreed to withdraw the director nominations it previously submitted to the Company and has entered into customary standstill and voting commitments. The Agreement and additional information regarding its terms will be filed on a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (“SEC”).

J.P. Morgan served as exclusive financial advisor and Sidley Austin LLP served as legal advisor to the Company. Olshan Frome Wolosky LLP served as legal advisor to Starboard.

About Anne K. Roby

Dr. Anne Roby served as Executive Vice President at Linde plc., the world’s leading industrial gases company, until her retirement in 2020. She was a member of Linde’s executive leadership team at the time of Linde AG’s merger with Praxair, where she was responsible for global technology, market development, operational excellence, digitalization, procurement strategic sales, sustainability, and safety, health & environment. Previously, she led Praxair’s Surface Technologies, Electronic Materials and Helium/Rare Gases businesses. Dr. Roby currently serves on the Board of Trustees for Villanova University. She is also on the Board of Directors for Nuvance Health Network and Danbury/New Milford Hospitals, and previously served on the Board of CMC Materials, Inc. (NASDAQ: CCMP). She earned a B.S. degree from Villanova University and PhD in chemical engineering from the University of Delaware. She holds four patents for industrial gas applications.

Armand F. Lauzon, Jr

Armand F. Lauzon, Jr. served as President, Chief Executive Officer and Director of C&D Technologies, Inc., a power conversion systems and electrical power storage company, from March 2015 to January 2020. Prior to that, he served as a CEO and Board Member for three portfolio companies of The Carlyle Group Inc., including Sequa Corporation, a service provider to the aerospace and metal coating industries; Zekelman Industries Inc., a metal tube and pipe manufacturer; and Firth Rixon Limited, a precision metal component manufacturing company. Earlier in his career, Mr. Lauzon served as President of Wyman Gordon, a subsidiary of Precision Castparts Corporation. He began his career in a variety of operations positions in the Aircraft Engine Division of General Electric Company. Mr. Lauzon currently serves on the Boards of Directors of Zekelman and Northwest Hardwoods Inc. He earned a B.S. degree from the University of Massachusetts Boston and an MBA from the University of New Haven.

About Rogers

Rogers Corporation (NYSE:ROG) is a global leader in engineered materials to power, protect and connect our world. Rogers delivers innovative solutions to help our customers solve their toughest material challenges. Rogers’ advanced electronic and elastomeric materials are used in applications for EV/HEV, automotive safety and radar systems, mobile devices, renewable energy, wireless infrastructure, energy-efficient motor drives, industrial equipment and more. Headquartered in Chandler, Arizona, Rogers operates manufacturing facilities in the United States, Asia and Europe, with sales offices worldwide.

About Starboard Value LP

Starboard Value LP is a New York-based investment adviser with a focused and differentiated fundamental approach to investing primarily in publicly traded U.S. companies. Starboard seeks to invest in deeply undervalued companies and actively engage with management teams and boards of directors to identify and execute on opportunities to unlock value for the benefit of all shareholders.

Safe Harbor Statement

Statements included in this release that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on Rogers’ current beliefs and expectations. This release contains forward-looking statements regarding our plans, objectives, outlook, goals, strategies, future events, future net sales or performance, capital expenditures, future restructuring, plans or intentions relating to expansions, business trends and other information that is not historical information. All forward-looking statements are based upon information available to us on the date of this release and are subject to risks, uncertainties and other factors, many of which are outside of our control, which could cause actual results to differ materially from those indicated by the forward-looking statements. Other risks and uncertainties that could cause such results to differ include: the duration and impacts of the novel coronavirus global pandemic and efforts to contain its transmission and distribute vaccines, including the effect of these factors on our business, suppliers, customers, end users and economic conditions generally; continuing disruptions to global supply chains and our ability, or the ability of our suppliers, to obtain necessary product components; failure to capitalize on, volatility within, or other adverse changes with respect to the Company's growth drivers, including advanced mobility and advanced connectivity, such as delays in adoption or implementation of new technologies; uncertain business, economic and political conditions in the United States (U.S.) and abroad, particularly in China, South Korea, Germany, the United Kingdom, Hungary and Belgium, where we maintain significant manufacturing, sales or administrative operations; the trade policy dynamics between the U.S. and China reflected in trade agreement negotiations and the imposition of tariffs and other trade restrictions, including trade restrictions on Huawei Technologies Co., Ltd. (Huawei); fluctuations in foreign currency exchange rates; our ability to develop innovative products and the extent to which our products are incorporated into end-user products and systems and the extent to which end-user products and systems incorporating our products achieve commercial success; the ability and willingness of our sole or limited source suppliers to deliver certain key raw materials, including commodities, to us in a timely and cost-effective manner; intense global competition affecting both our existing products and products currently under development; business interruptions due to catastrophes or other similar events, such as natural disasters, war, including the ongoing conflict between Russia and Ukraine, terrorism or public health crises; the impact of sanctions, export controls and other foreign asset or investment restrictions; failure to realize, or delays in the realization of anticipated benefits of acquisitions and divestitures due to, among other things, the existence of unknown liabilities or difficulty integrating acquired businesses; our ability to attract and retain management and skilled technical personnel; our ability to protect our proprietary technology from infringement by third parties and/or allegations that our technology infringes third party rights; changes in effective tax rates or tax laws and regulations in the jurisdictions in which we operate; failure to comply with financial and restrictive covenants in our credit agreement or restrictions on our operational and financial flexibility due to such covenants; the outcome of ongoing and future litigation, including our asbestos-related product liability litigation or risks arising from the terminated DuPont Merger; changes in environmental laws and regulations applicable to our business; and disruptions in, or breaches of, our information technology systems. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the Company. For additional information about the risks, uncertainties and other factors that may affect our business, please see our most recent annual report on Form 10-K and any subsequent reports filed with the Securities and Exchange Commission, including quarterly reports on Form 10-Q. Rogers Corporation assumes no responsibility to update any forward-looking statements contained herein except as required by law.

Important Additional Information and Where to Find It

The Company intends to file with the Securities and Exchange Commission (“SEC”) and mail to its shareholders a definitive proxy statement, an accompanying proxy card and other relevant documents in connection with the Annual Meeting. SHAREHOLDERS OF THE COMPANY ARE STRONGLY URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a copy of the definitive proxy statement (including any amendments or supplements thereto), an accompanying proxy card and other relevant documents filed with the SEC (when they became available) at no charge from the SEC’s website at www.sec.gov, by accessing the Rogers’ website at https://rogerscorp.com/investors or by contacting the Company’s Investor Relations department, as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

Certain Information Regarding Participants in the Solicitation

The Company, its directors and certain of its executive officers are participants in the solicitation of proxies from the Company’s shareholders in connection with the matters to be considered at the Annual Meeting. Information about Rogers’ directors and executive officers is set forth in Rogers’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 22, 2022 and any subsequently filed Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and in Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC from time to time. These documents may be obtained as indicated above.

Contacts:

For Rogers:

Media:

Amy Kweder
Director, Corporate Communications
Phone: 480.203.0058
Email: amy.kweder@rogerscorporation.com

Jared Levy/Jim Barron/Leah Polito
FGS Global
Phone: 212.687.8080 / 310.201.2040
Email: rogerscorporation@fgsglobal.com

Investors:
Steve Haymore
Director, Investor Relations
Phone: 480.917.6026
Email: stephen.haymore@rogerscorporation.com

For Starboard:

Investors:

Gavin Molinelli

Phone: (212) 201-4828

Patrick Sullivan

Phone: (212) 845-7947